

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Jane M. Cronin
Senior Vice President – Corporate Controller
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075

> **Re: The Sherwin-Williams Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 19, 2021**
> **File No. 001-04851**

Dear Ms. Cronin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services